                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                                  INTEVAC, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                   461148 10 8
                                 (CUSIP NUMBER)




CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ]. (A FEE IS NOT REQUIRED IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7).

                        (CONTINUED ON FOLLOWING PAGE(S))

                                 (Page 1 of 5 Pages)
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CUSIP NO. 461148 10 8                     13G              Page  2 of  5  Pages

    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      NORMAN H. POND
                      ###-##-####

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]  (b) [ ]

    3        SEC USE ONLY

    4        CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                             5       SOLE VOTING POWER

            NUMBER                            0
              OF
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH

                             6       SHARED VOTING POWER

                                              954,500 SHARES OF COMMON STOCK

                             7       SOLE DISPOSITIVE POWER

                                              0

                             8       SHARED DISPOSITIVE POWER

                                              954,500 SHARES OF COMMON STOCK

    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

                      954,500 SHARES OF COMMON STOCK

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      7.7% AS OF DECEMBER 31, 1996

    12       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                Page 3 of 5 Pages







ITEM 1(a)            NAME OF ISSUER:

                     Intevac, Inc.


ITEM 1(b)            ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     3550 Bassett Street
                     Santa Clara, CA 95054-2704


ITEM 2(a)            NAME OF PERSON FILING:

                     Norman H. Pond


ITEM 2(b)            ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     11635 Jessica Lane
                     Los Altos, CA 94024


ITEM 2(c)            CITIZENSHIP:

                     USA


ITEM 2(d)            TITLE OF CLASS OF SECURITIES:

                     Common Stock


ITEM 2(e)            CUSIP NUMBER:

                     461148 10 8
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                                Page 4 of 5 Pages



ITEM 3.                    IF THIS STATEMENT IS FILED PURSUANT TO RULES
                           13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                           Not Applicable


ITEM 4.                    OWNERSHIP.

                           (a)      Amount Beneficially Owned: See Row 9 of
                                    cover page.

                           (b)      Percent of Class: See Row 11 of cover page.

                           (c) Number of shares as to which such person has:

                                    (i)      sole power to vote or to direct the
                                             vote: See Row 5 of cover page.

                                    (ii)     shared power to vote or to direct
                                             the vote: See Row 6 of cover page.

                                    (iii)    sole power to dispose or to direct
                                             the disposition of: See Row 7 of
                                             cover page.

                                    (iv)     shared power to dispose or to
                                             direct the disposition of: See Row
                                             8 of cover page.


ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not Applicable


ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON.

                           Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable
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                                Page 5 of 5 Pages


ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.

                           Not Applicable

ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable


ITEM 10.                   CERTIFICATION.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997



                           Signature:       /s/ Normon H. Pond
                                            ---------------------------------
                                            Norman H. Pond